Exhibit 10.11

August 17, 2011

Paul Slavin

Dear Paul,

On behalf of Everyday Health Inc. (the “Company”), I am pleased to offer you the position of Senior Vice President reporting to Goli Sheikholeslami. The terms of your employment relationship with the Company will be set forth below.

Compensation. Your start date will be September 6, 2011. Your base compensation is annualized at $300,000. Additionally, you will receive a $35,000 sign-on bonus (subject to applicable tax withholdings) that will be paid within 30 days of your start date. You are an exempt employee and therefore not eligible to receive overtime pay. Everyday Health employees are paid semi-monthly on the 15th and at the end of the month. You are eligible for an annual performance bonus with a target of 75% of your base salary. Your bonus is contingent upon meeting individual and company goals and will be pro-rated for 2011 based on your start date. As an employee of the Company, you will be eligible for the comprehensive benefits package that we offer to our regular full time employees. Details of this package are enclosed and will be reviewed with you in your first week of employment.

Severance. If the Company terminates your employment without Cause (as defined below), and other than as a result of your death or disability, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)), then subject to your obligations below, the Company will pay to you, as severance, an amount equal to 6 months of your then-current base salary (the “Severance Benefits”), less applicable taxes. The Severance Benefits are conditional upon (a) your continuing to comply with your obligations under your Agreement to Protect Information. Assign Inventions and Prevent Unfair Competition and Unfair Solicitation (the “Confidentiality Agreement”) during the period of time in which you are receiving the Severance Benefits and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form reasonably acceptable to the Company within 30 days following your termination date. The Severance Benefits will be paid as salary continuation on the Company’s regular payroll schedule over the 6 month period immediately following your termination date, and will be subject to applicable tax withholdings: provided, however, that no payments will be made prior to the 30th day following your termination date. On the 30th day following your termination date, the Company will pay you in a lump sum the Severance Benefits that you would have received on or prior to such date under the original schedule but for the delay while waiting for the effectiveness of the release with the balance of the Severance Benefits being paid as originally scheduled.

For purposes of this Agreement, “Cause” means (A) your conviction (including a guilty plea or a no contest plea) of a felony, or of any other crime involving fraud, dishonesty or moral turpitude; (B) your attempted commission of or participation in a fraud or act of material dishonesty against the Company; (C) your material breach of any written agreement between you and the Company (including but not limited to your Confidentiality Agreement) or material breach or neglect of any statutory or fiduciary duty you owe to the Company; or (D) your conduct that constitutes gross insubordination, incompetence or habitual neglect of your duties

It is intended that all of the Severance Benefits payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4) and 1.409A-1(b)(9), and this letter will be construed to the

345 Hudson Street 16TH Floor | New York, NY 10014 | Phone (646) 728-9500 | Fax (646) 728-9501

greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your separation from service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon separation from service set forth herein are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein.

Equity. You will receive a stock option grant of 125,000 common shares. The first 25% of these options vest on your first anniversary of employment and the balance vests monthly thereafter over the next 36 months. The Company’s board of directors will determine the strike price of all options at the end of each calendar quarter following the grant date in accordance with its past practice. In addition, this initial option grant will provide that if you remain in continuous service with the Company at the time of a “change in control” (as defined in the applicable stock plan), to the extent then outstanding, this initial grant will become vested and exercisable as of immediately prior to the closing of such transaction as to 50% of the then-unvested option shares subject to this initial grant. In addition, you will be eligible for future option grants at the discretion of the management and the Board. The stock option grant will be subject to the applicable plan, provided, that, upon the termination of your employment by the Company other than for Cause, you shall have a period of one year to exercise the vested stock options.

Paid Time Off: You will be eligible for all National Holidays identified by the Company. In addition, full-time, salaried employees do not have a fixed or capped amount of paid time off. Eligible employees may take time off from work at their discretion, with manager approval, so long as their absences are not excessive and do not interfere with their ability to satisfy the requirements of their position.

Non-Disclosure and Developments Agreement. Like all Company employees, you will be required to sign the Company’s standard “Agreement to Protect Information, Assign Inventions, and Prevent Unfair Competition and Unfair Solicitation” as a condition of employment. In addition, you will be required to abide by the Company’s strict policy that prohibits any new employee from using or bringing with him or her from any previous employer any confidential information, trade secrets, or proprietary materials or processes of such former employer.

At-Will Employment. This letter does not constitute a guarantee of employment or an employment contract for any specified period of time. You will be an employee-at-will, meaning that either you or the Company may terminate your employment relationship at any time, without notice, for any reason or no reason

Federal Immigration Law. For purposes of federal immigration law, you are required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Documentation must be provided to us within three (3) business days of your commencement date, or our employment relationship with you may be terminated.

We are pleased that you are joining our team to work with us to help the Company reach its full potential. Please confirm your acceptance of this offer by signing and returning one copy of this letter. If you have any questions, please feel free to contact our Human Resources Analyst. Patricia Nowack at (646) 728-9687.

Sincerely,

/s/ Deborah Josephs

Deborah Josephs
SVP Human Resources

Cc: Goli Sheikholeslami

The foregoing terms and conditions are hereby accepted:

Employee Signature:	/s/ Paul Slavin

Print Name:	Paul Slavin

Date:	9/7/11